Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Financial Statements and
Supplementary Information
December 31, 2019

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Index
December 31, 2019

_____



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Amerant Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amerant Investments, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, of changes in stockholder's equity and of cash flow for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial

statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 28, 2020

We have served as the Company's auditor since 2003.

2

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Financial Condition
December 31, 2019

Assets		
Cash and due from banks	$	234,757
Cash due from clearing broker		1,854,950
Deposits with clearing broker		100,000
Total cash and cash equivalents		2,189,707
Receivable from clearing broker		2,144,000
Receivable from affiliates		195,738
Right-of-use on leased asset		825,450
Other assets		206,795
Total assets	$	5,561,690
Liabilities and Stockholder's Equity		
Lease liability	$	789,345
Accrued expenses and other liabilities		1,117,719
Total liabilities		1,907,064
Commitments and contingencies (Note 4)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized,		
100 shares issued and outstanding		1
Additional paid in capital		3,101,952
Accumulated earnings		552,673
Total stockholder's equity		3,654,626
Total liabilities and stockholder's equity	$	5,561,690

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amercant Bank, N.A.)
Statement of Operations
Year Ended December 31, 2019

_____

Revenues		
Commissions	$	7,784,823
Fees and other income		4,561,073
Total revenues		12,345,896
Expenses		
Employee compensation and benefits		5,188,213
Fees and services		3,242,125
Occupancy		363,306
Other expenses		211,022
Total expenses		9,004,666
Income before income taxes		3,341,230
Income taxes		(814,861)
Net income	$	2,526,369

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances at December 31, 2018	100	$ 1	$3,021,360	$ 326,304	$ 3,347,665
Net income	—	—		2,526,369	2,526,369
Dividends declared	—	—		(2,300,000)	(2,300,000)
Stock-based compensation	—	—	80,592	—	80,592
Balances at December 31, 2019	100	$ 1	$3,101,952	$ 552,673	$ 3,654,626

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Cash Flow
Year Ended December 31, 2019

Cash flows from operating activities

Net income	$ 2,526,369
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation and amortization	1,942
Deferred tax expense	139,829
Stock-based compensation	80,592
Change in operating assets and liabilities	
Receivable from clearing broker	(94,000)
Receivable from affiliates	1,518
Other assets	93,246
Accrued expenses and other liabilities	(496,079)
Net cash provided by operating activities	2,253,417
Cash flows used in financing activities	
Dividends paid	(2,300,000)
Net decrease in cash and cash equivalents	(46,583)
Cash and cash equivalents	
Beginning of the year	2,236,290
End of the year	$ 2,189,707
Supplemental disclosures of cash flow information	
Income taxes paid	$ 844,181

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

1. **Organization and Summary of Significant Accounting Policies**

Amerant Investments, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida.

The Company is a wholly owned subsidiary of Amerant Bank, N.A. (the "Bank"). The Bank is the main operating subsidiary of Amerant Bancorp Inc. ("Amerant" or "the Holding Company") in the United States of America ("U.S.") Amerant is a bank holding company registered in the State of Florida and its principal office is in the City of Coral Gables. Amerant is registered with the U.S. Securities and Exchange Commission ("SEC") and its shares of common stock are listed and trade on the Nasdaq Global Select Market under the symbols "AMTB" and "AMTBB."

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 28, 2020, the date when these financial statements were available to be issued.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

Commissions
Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fees
Fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. These fees are assessed and collected at least quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

_____

Stock-based Compensation

The Holding Company may grant share-based compensation and other related awards to its subsidiaries' non-employee directors, officers, employees and certain consultants. Compensation cost is measured based on the estimated fair value of the award at the grant date and recognized in earnings and as an increase in additional paid in capital on a straight-line basis over the requisite service period or vesting period. The fair value of the unvested shares of restricted stock is based on the market price of the Holding Company's Class A common stock at the date of the grant.

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily cash deposits held in firm accounts at the clearing broker and cash held at the Bank, including amounts generally considered as restricted.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The effect of changes in tax laws or rates is recognized in results in the period that includes the legislation enactment date. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

Recently Issued Accounting Pronouncements

Accounting for Credit Losses on Financial Instruments

In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The standard is effective to the Company for fiscal years beginning after December 15, 2019. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is in the process of determining whether these changes will have a material impact on its financial position or results of operations or disclosures.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

Accounting for Leases

In February 2016, the FASB issued guidance for the recognition and measurement of all leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for most leases within the scope of the guidance. There were no significant changes to the guidance for lessors. The Company adopted this guidance on January 1, 2019 using the modified retrospective transition method without adjusting comparative periods. Upon adoption, the Company recognized a right-of-use asset and lease liability on its balance sheet. In addition, the Company now provides additional disclosures required by the new guidance.

Recognition and Measurement of Financial Instruments

In January 2016, the FASB issued changes to the guidance on the recognition and measurement of financial instruments. The changes include, among others, the removal of the available-for-sale category for equity securities and updates to certain disclosures requirements. The Company adopted this guidance as of January 1, 2019 which had no material impact to the Company's financial statements.

2. **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

3. **Related Party Transactions**

Included in the statement of financial condition and statement of operations amounts with related parties are as follows:

	December 31, 2019
Assets	
Cash and cash equivalents	$ 234,757
Receivable from affiliate	195,738
	430,495
Liabilities	
Payable to affiliate	36,105
Net asset (liability) position	$ 394,390

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

		Year Ended December 2019
Expenses		
Fees and services:		
Compliance	$	567,816
Wealth management		772,656
Administrative services		434,028
Occupancy		363,306
Service charge		216
	$	2,138,022

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

In 2019, the Company paid to the Bank $434,028 for accounting and certain administrative services received from the Bank.

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the year ended December 31, 2019 amounted to $363,306. The Company carries a right-of-use on leased asset for $825,450 and a lease liability for $789,345 at December 31, 2019.

4. **Commitments and Contingencies**

The following table provides supplemental information related to the noncancelable operating lease with the Bank as of and for the twelve months ended December 31, 2019:

		December 31, 2019
Operating lease right-of-use asset	$	825,450
Operating lease liability		789,345
Cash paid for amounts included in the measurement of operating lease liabilities		282,244
Operating lease right-of-use asset obtained in exchange for operating lease liability		246,139
Weighted average remaining lease term for operating leases		3.0 years
Weighted average discount rate for operating leases		5.56%

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

Future minimum lease payments under this agreement as of December 31, 2019 are as follows:

Year Ending	Amount
2020	276,980
2021	285,290
2022	293,848
	$ 856,118

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends collateralized credit to its customers, subject to various regulatory and internal margin requirements. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company regularly monitors margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

5. **Fair Value of Financial Instruments**

The Company's financial instruments at December 31, 2019 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

6. **Incentive Compensation and Benefit Plans**

a) *Employee Benefit Plans*

The Amerant Bank U.S.A. Retirement Benefit Plan (the "401 (k) Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the 401 (k) Plan are based upon a fixed percentage of participants' salaries as defined by the 401 (k) Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. In addition, employees with at least three months of service and who have reached a certain age may contribute a percentage of their salaries to the 401 (k) Plan as elected by each participant.

The Company's matching contributions to the 401 (k) Plan amounted to $122,485 in 2019.

The Bank maintains a non-qualified deferred compensation plan for eligible highly compensated employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan permits deferrals of compensation above the amounts that can be contributed for retirement under the 401 (k) Plan. Under the Deferred Compensation Plan, eligible employees may elect to defer all or a portion of their annual salary and cash incentive awards and allows them to receive matching contributions up to 5% of their annual salary. All deferrals, employer contributions, earnings, and gains on each participant's account in the Deferred Compensation Plan are vested immediately.

b)   Stock-based Incentive Compensation Plan

The Holding Company sponsors the 2018 Equity and Incentive Plan (the "2018 Equity Plan"). Under the 2018 Equity Plan, certain number of common shares of the Holding Company are reserved for issuance pursuant the grant of options rights, appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards or other share-based awards.

On December 21, 2018, certain Company employees were granted 10,790 restricted Class A common stock shares of the Holding Company under the 2018 Equity Plan. These shares of restricted stock will vest in three approximately equal amounts on each of December 21, 2019, 2020 and 2021. The fair value of the restricted stock granted was based on the market price of the Holding Company's common stock class A at the grant date which was $13.45. The total unearned deferred compensation expense of $55,814 for all unvested restricted stock outstanding as of December 31, 2019 will be recognized over a weighted average period of 1.5 years.

7.   **Income Taxes**

The components of the income tax expense for the year ended December 31, 2019 is as follows:

Current provision:		
Federal	$	573,640
State		101,392
Deferred tax expense		139,829
	$	814,861

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition at December 31, 2019, is as follows:

Tax effect of temporary differences:

Lease Liability	$	200,059
Right-of-Use Asset		(209,210)
Deferred Compensation Expense and Other		89,288
	$	80,137

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2018, the Company had approximately $119 thousand of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. During 2019, the Company resolved its uncertain tax position and fully recognized the benefit.

8. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2019, the Company had net capital of $1,977,149, which was $1,877,149, in excess of its required net capital of $100,000 At December 31, 2019 the Company's percentage of aggregate indebtedness to net capital was 56.53%.

Supplementary Information

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2019

Computation of net capital

Total stockholder's equity	$	3,654,626
Add back lease liability		789,345
Deductions and/or charges		
Nonallowable assets		
Receivable from clearing broker	$	1,244,000
Receivable from affiliates		195,738
Other assets		1,027,084
Total deductions and/or charges		2,466,822
Net capital		1,977,149
Computation of basic net capital requirement		
Minimum net capital required		100,000
Excess of net capital	$	1,877,149
Computation of aggregate indebtedness		
Total aggregate indebtness		
Accrued expenses and other liabilities	$	1,117,719
Ratio of aggregate indebtedness to net capital		56.53%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2019 unaudited FOCUS Report filing dated February 21, 2020.

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Under SEC Rule 15c3-3
December 31, 2019

The Company clears all transactions with and for customers on a fully disclosed basis and the Company does not otherwise hold funds or owe money to customers. Therefore, the Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Other Information

Amerant Investments, Inc. Exemption Report

Amerant Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

 (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii);

 (2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

_____

Amerant Investments, Inc.

I, Ralph Vina, swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

By: _____

Title: Chief Compliance Officer

February 28, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Amerant Investments, Inc.

We have reviewed Amerant Investments, Inc.'s (the "Company") assertions, included in the accompanying Amerant Investments, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k (2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 28, 2020



Report of Independent Accountants

To the Board of Directors and Management
of Amerant Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Amerant Investments, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Amerant Investments, Inc. for the year ended December 31, 2019, solely to assist the specified parties in evaluating Amerant Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Amerant Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 29, 2019 in the amount of $5,926 was compared to the wire transfer detail (Ref. #190729130317CR01) provided by the Wealth Management Operations Manager, noting no differences and payment dated January 27, 2020 in the amount of $5,823 was compared to the wire transfer detail (Ref. #200127135111CR01) provided by the Wealth Management Operations Manager, noting no differences.

2. Compared the cumulative Total Revenue amount of $12,345,896 reported, on page 5 of the audited Form X-17A-5 for each of the quarters ended in March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019 to the Total revenue amount of $12,345,896 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,053,530 to "CIS_FastLeads_2019-12" provided by the Wealth Management Operations Manager, noting no differences.

b. Compared deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC member in connection with securities transactions of $358,090 to "CIS_FastLeads_2019-12" provided by the Wealth Management Operations Manager, noting no differences.

c. Compared deductions on line 2c (9ii), 40% of margin interest earned on customers securities accounts, of $102,105 to "CIS_FastLeads_2019-12" provided by the Wealth Management Operations Manager, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e, $7,832,171 and $11,748, respectively of the Form SIPC-7, noting differences.

b. Recalculated the mathematical accuracy of the deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,053,530 (2019 results) by summing the following December 31, 2019 account balances from the trial balance provided by the Wealth Management Operations Manager, noting no differences.

Account Number	Description
5330150	Trailer Fee 12B1 Brokerage
5330152	Trailer Fee 12B1 Advisory
5330250	Mutual Fund Concessions Earned

c. Recalculated the mathematical accuracy of the deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $358,090 (2019 results) by summing the following December 31, 2019 account balances from the trial balance provided by the Wealth Management Operations Manager, noting no differences.

Account Number	Description
6302010	Broker Clearing Cost 5VA FI
6302050	Mutual Funds CO Exchange Fees

d. Recalculated the mathematical accuracy of the deductions on line 2c(9ii), 40% of margin interest earned on customers securities accounts of $102,105, by multiplying the December 31, 2019 balance of account # 5330160 – Margin Participation, in the amount of $255,262 from the trial balance provided by the Wealth Management Operations Manager, by 40% noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management, the Board of Directors of Amerant Investments, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 28, 2020

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